UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

NeuroSense Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M74240108

(CUSIP Number)

December 2, 2024

(Date of Event Which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M74240108	Page 2 of 8

1	Names of reporting persons Rimon Gold Assets Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,303,729
	7	Sole dispositive power 0
	8	Shared dispositive power 2,303,729
9	Aggregate amount beneficially owned by each reporting person 2,303,729
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.99%
12	Type of reporting person (see instructions) CO

CUSIP NO. M74240108	Page 3 of 8

1	Names of reporting persons Abir Raveh
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,303,729
	7	Sole dispositive power 0
	8	Shared dispositive power 2,303,729
9	Aggregate amount beneficially owned by each reporting person 2,303,729
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.99%
12	Type of reporting person (see instructions) IN, OO

CUSIP NO. M74240108	Page 4 of 8

1	Names of reporting persons Goldfinger Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Jersey

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,303,729
	7	Sole dispositive power 0
	8	Shared dispositive power 2,303,729

9	Aggregate amount beneficially owned by each reporting person 2,303,729
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.99%
12	Type of reporting person (see instructions) OO

CUSIP NO. M74240108	Page 5 of 8

Item 1.

(a)	Name of Issuer:

NeuroSense Therapeutics Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive offices are located at: 11 Hamenofim Street, Building B Herzliya 4672562, Israel.

Item 2.

(a)	Name of Persons Filing:

This Schedule 13G is filed by Rimon Gold Assets Ltd. an Israeli private company (“Rimon Gold”), the Goldfinger Trust, a trust organized under the laws of Jersey (the “Trust”) and Mr. Abir Raveh. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Rimon Gold is wholly owned by the Trust. Mr. Raveh serves as Trustee of the Trust and as the sole director and executive officer of Rimon Gold. Yair Goldfinger is the sole beneficiary of the Trust.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each of Rimon Gold and the Goldfinger Trust is 32A Habarzel, Tel Aviv, Israel. The address of Mr. Raveh is 32 Brenner St. Herzelia, Israel.

(c)	Citizenship:

Rimon Gold is organized under the laws of Israel. The Trust is organized under the laws of Jersey. Mr. Raveh is a citizen of the State of Israel.

(d)	Title of Class of Securities:

Ordinary Shares, no par value (“Ordinary Shares”)

(e)	CUSIP No.:

M74240108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP NO. M74240108	Page 6 of 8

Item 4. Ownership

Reference is hereby made to Rows 5-9 and 11 of pages 2, 3 and 4 of this Schedule 13G, which are incorporated by reference herein.

(a)	Amount Beneficially Owned:

As of the date hereof, Rimon Gold beneficially owns 2,303,729 Ordinary Shares (the “Shares”). By reason of the relationship set forth in Section 2 above, the Trust and Mr. Raveh may be deemed to beneficially own the Shares owned directly by Rimon Gold. The filing of this Schedule 13G shall not be deemed an admission that any Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities of the Issuer that it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own.

(b)	Percent of Class: 9.99%

The calculation of percentage of beneficial ownership in this Schedule 13G was derived based on (i) the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 19, 2024, in which the Issuer stated that the number of Ordinary Shares outstanding as of November 18, 2024 was 20,709,481 shares and (ii) the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on December 2, 2024, which disclosed the issuance of 2,343,729 Ordinary Shares on such date.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

See Exhibit 99.1.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. M74240108	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2024

RIMON GOLD ASSETS LTD.

	By:	/s/ Abir Raveh
		Name:	Abir Raveh
		Title:	Director

ABIR RAVEH

	By:	/s/ Abir Raveh

GOLDFINGER TRUST

	By:	/s/ Abir Raveh
		Name:	Abir Raveh
		Title:	Trustee

CUSIP NO. M74240108	Page 8 of 8

EXHIBIT LIST

Exhibit 99.1	Joint Filing Undertaking